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SEC FILE NUMBER

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	March 31, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Insight Enterprises, Inc.

Full Name of Registrant
N/A

Former Name if Applicable

1305 West Auto Drive

Address of Principal Executive Office (Street and Number)
Tempe, Arizona 85284

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due d ate; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
As previously announced and as described most recently in the current report on Form 8-K of Insight Enterprises, Inc. (the "Company") dated April 4, 2007, the Company's Audit Committee determined that it is likely that the Company's previously filed financial statements will require restatement to record non-cash charges for stock based compensation expense relating to past stock option grants and the Company's previously filed financial statements should no longer be relied upon. Further, in addition to non-cash charges for stock-based compensation, the Company expects there to be related tax effects and other expenses incurred and other adjustments recorded in connection with the ongoing review. These adjustments could also affect the preliminary results announced by the Company on May 2, 2007, January 30, 2007 and November 6, 2006 which have been presented without taking into account any adjustments which may be required in connection with the ongoing review.

Due to the pending restatement, the Company is unable to file the Form 10-Q on or before the prescribed due date of May 10, 2007, or on or before the fifth calendar day following such filing date as prescribed in Rule 12b-25. The Company intends to file its Form 10-Q as soon as practicable after the completion of the restatement.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Stanley Laybourne	(480)	350-1142
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☐ No ☑

Due to the Company's pending restatement discussed in Part III above, the Company has failed to timely file its Quarterly Report on Form 10-Q for the three months ended September 30, 2006 and its Annual Report on Form 10-K for the year ended December 31, 2006.
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
As indicated in the Company's release of preliminary first quarter financial results, furnished to the Securities and Exchange Commission on a Form 8-K on May 2, 2007, the Company anticipates that its reported net sales, expenses and earnings for the three months ended March 31, 2007 will be significantly greater than its net sales, expenses, and earnings for the three months ended March 31, 2006 due to the acquisition of Software Spectrum, Inc. in September 2006. However, these preliminary results are subject to any adjustments which may be required in connection with the ongoing review discussed in Part III above.

Insight Enterprises, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 10, 2007	By	/s/ Stanley Laybourne

Stanley Laybourne Chief Financial Officer, Secretary and Treasurer